PWRW&G LLP Comments
5/13/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mandalay Media, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562565101
 (CUSIP Number)

Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street, 11th Floor
New York, NY 10017

Allison Bennington, Esq.,
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA  94133

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562565101

1.	Name of Reporting Person: Jonathan Cresswell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,770,287

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: Nathaniel MacLeitch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,770,287

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,770,287

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,770,287

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.54%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: VA SmallCap Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: ValueAct SmallCap Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) 00 (LLC)

* Excludes the Warrants described in Item 6 below.

CUSIP No. 562565101

1.	Name of Reporting Person: David Lockwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 561,798*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 561,798*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 561,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) IN

* Excludes the Warrants described in Item 6 below.

Item 1.       Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to shares of common stock, $.0001 par value (the “Common Stock”), of Mandalay Media, Inc., a Delaware corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, CA, 90067.  This Amendment No. 3 amends and supplements the information contained in Items 1, 4 and 5 of the Schedule 13D filed by Jonathan Cresswell (“Cresswell”) and Nathaniel MacLeitch (“MacLeitch”) on April 1, 2010 (as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), Amendment No. 1 to the Schedule 13D filed by Cresswell, MacLeitch, ValueAct SmallCap Master Fund, L.P. (“VAC”), VA SmallCap Partners, LLC (“VAC Partners”), ValueAct SmallCap Management, L.P., (“VAC LP”) ValueAct SmallCap Management, LLC (“VAC LLC”) and David Lockwood (“Lockwood” and, together with Cresswell, MacLeitch, VAC, VAC Partners, VAC LP and VAC LLC, the “Reporting Persons”) on April 19, 2010 (“Amendment No. 1) and Amendment No. 2 filed by the Reporting Persons on April 20, 2010 (“Amendment No. 2”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.   Except as amended by this Amendment No. 3, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 3.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows.

On July 30, 2007, VAC purchased a senior secured note from a subsidiary of the Issuer, Twistbox Entertainment, Inc. (“Twistbox”), in the initial principal amount of $16,500,000 (as amended, the “VAC Note”).  Multiple events of default currently exist under the VAC Note.

On October 23, 2008, the Issuer consummated the acquisition of 100% of the issued and outstanding share capital of AMV.  A portion of the purchase price was comprised of a secured promissory note issued by the Company in the initial  principal amount of $5,375,000, payable to Mr. MacLeitch (as trustee for certain former shareholders of AMV) (the “AMV Note”).

On February 25, 2010, VAC gave notice to Twistbox of certain events of default under the VAC Note.

On April 16, 2010, the Reporting Persons entered into a non-binding letter of intent (the “Letter of Intent”) with the Issuer relating to a restructuring of the VAC Note and the AMV Note.

VAC determined to discontinue negotiations with respect to the transactions contemplated by the Letter of Intent but may continue to explore alternative structures to effectuate certain aspects of the transactions contemplated by the Letter of Intent.  On May 10, 2010, VAC gave notice of an event of default and acceleration in respect of the VAC Note.  VAC also declared on May 10, 2010 that the debenture provided by AMV in respect of its guaranteed liabilities had become enforceable and appointed an administrator of AMV pursuant to the provisions of the U.K. Insolvency Act of 1986.

VAC may exercise any remedies that it has under the VAC Note and Messrs. Cresswell and MacLeitch may exercise any remedies they have under the AMV Note.

Accordingly, the Reporting Persons have disbanded their group to the extent they may have been deemed to be a group and will no longer operate as a group in furtherance of the purposes set forth in the Schedule 13D.  However, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate and to engage in discussions and negotiations to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company and the Reporting Persons may operate as a group in the future.

Item 5.        Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows

(a)-(b)    The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference.  The Reporting Persons are no longer a “group” for federal securities law purposes.

(c)      There have been no transactions in the Common Stock effected by the Reporting Persons in the last 60 days.

(d)      The Reporting Persons have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 19, 2010

/s/ Jonathan Creswell
Jonathan Creswell

/s/ Nathaniel MacLeitch
Nathaniel MacLeitch

ValueAct SmallCap Master Fund, L.P.
		By:	VA SmallCap Partners, LLC, Its General Partner

		By:	/s/ David Lockwood
Name: David Lockwood Title: Managing Member

VA SMALLCAP PARTNERS, LLC

		By:	/s/ David Lockwood
Name: David Lockwood Title: Managing Member

ValueAct SmallCap Management, L.P.
		By:	ValueAct SmallCap Management, LLC, Its General Partner

		By:	/s/ David Lockwood
Name: David Lockwood Title: Managing Member

ValueAct SmallCap Management, LLC

		By:	/s/ David Lockwood
Name: David Lockwood Title: Managing Member

/s/ David Lockwood
David Lockwood

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)